Exhibit 99.1

NEWS RELEASE

Endeavour Silver 2008 Production Review and 2009 Production Outlook:

Four Consecutive Quarters of Falling Production Costs in 2008;

Targeting Fifth Consecutive Year of Growing Silver Production in 2009

Vancouver, Canada – March 10, 2009 - Endeavour Silver Corp. (EDR: TSX, EJD: DB-Frankfurt and EXK: NYSE-Alternext) (“Endeavour” or the “Company”) announces a review of its silver production in 2008 and the production outlook for 2009.

In 2008, Endeavour achieved two important milestones in its silver mining operations:  the Company recorded its fourth consecutive year of growing silver production, up 9% from 2007 to 2.3 million ounces (oz) silver; and Endeavour posted its fourth consecutive quarter of falling cash costs of production, from US$11.09 per oz silver in the fourth quarter, 2007 to an estimated US$7.50 per oz silver in Q4, 2008.

David Howe, Vice President of Operations, commented, “Endeavour posted another year of strong operating results in 2008, notwithstanding management’s decision in September to go to zero production growth when the price of silver fell below US$12 per oz. We met our revised production target of 2.3 million oz silver in 2008 and we are setting our sights on a +20% increase in production for 2009. We are particularly gratified to see that our efforts to drive down cash costs of production are bearing fruit. Thanks to our capital investments and the falling peso, average cash costs are expected to continue to decline once again in 2009.”
To view Endeavour’s management team, please click here: http://www.edrsilver.com/s/Management.asp.

2008 Silver Production

Like 2007, consolidated silver production in 2008 was relatively flat in the first two quarters, as management focused primarily on the capital investment programs at Guanacevi, in Durango State, and Guanajuato in Guanajuato State, expanding the two operating mines and upgrading the two process plants. As a result of the capital projects, consolidated silver production rose from 505,000 oz in Q1, 2008 to 695,000 oz in Q4, 2008. In the same way, consolidated silver recoveries improved from 66% in Q1, 2008 to 82% in Q4, 2008.

The Guanajuato Mines in particular enjoyed a substantial ramp-up in silver production last year due to the mine rehabilitation and shaft safety upgrade programs undertaken in the first half of 2008. Tonnage throughput rose from 125 tonnes per day (tpd) in Q1, 2008 to 431 tpd in Q4, 2008, operating on a 6 day work week. Ore grades increased from 171 grams per tonne (gpt) silver and 1.54 gpt gold in Q1, 2008 to 188 gpt silver and 1.67 gpt gold in Q4, 2008.

The Guanacevi Mines maintained a flat production profile last year relative to 2007 as a result of the decision to back-off on production growth in Q3 and Q4, 2008. Tonnage throughput fell from 754 tonnes per day (tpd) in Q1 2008 to 634 tpd in Q4 2008 on a seven day work week. Ore grades, however, increased from 322 grams per tonne (gpt) silver and 0.60 gpt gold in Q1, 2008 to 346 gpt silver and 0.58 gpt gold in Q4, 2008, and metal recoveries also improved, resulting in record quarterly silver production in Q4, 2008.

In 2008, the Chairman’s Awards for both Safety Performance and Production Performance were awarded to the Guanajuato Mines operations team.  Bradford Cooke, Chairman and CEO stated, “Our Guanajuato management and employees worked very hard last year to make both the mines and the plant safer and more productive.  I congratulate them on a job well done, their awards are well-deserved!”

2008 Capital Programs

Endeavour invested US$12.5 million on capital projects in 2008, including US$6.8 million on mine development, US$3.7 million on plant improvements and US$2.1 million on equipment, vehicles and buildings. As can be seen in the following table, the focus of the capital projects was mainly on Guanacevi:

Guanacevi:

❖	Mine Development 5,048 meters	Completed
❖	Ventilation Shaft 292 meters	Completed
❖	Pump Station Modification	Completed
❖	Leach Circuit Expansion	Completed
❖	Electrical Substation Expansion	Completed
❖	Flotation Circuit Rehabilitation	Completed
❖	Tailings Dam Phase 2 Expansion	Completed
❖	New Silver Refinery	Completed
❖	New Security Building	Completed
❖	New Assay Lab	Completed
❖	New Toxic Waste Storage	Completed
❖	Drill road/pad Reclamation 12,000 m3	Completed

Guanajuato

❖	Mine Development 2,197 meters	Completed
❖	Shaft Safety Upgrades 4 shafts	Completed
❖	Mine Equipment Rehabilitation	Completed
❖	Crushing Circuit Rehabilitation	Completed
❖	New Concentrate Load-Out	Completed
❖	New Assay Lab	Completed
❖	New Mechanic’s Shop	Completed
❖	Tailings Dam Phase 2 Expansion	Completed
❖	Drill road/pad Replanting 2,000 trees	Completed

2009 Outlook

In 2009, Endeavour expects to deliver its fifth consecutive year of growing silver production, up by +20% to the 2.7-2.9 million oz range, and plus approximately 10,000 oz gold as a by-product. Like 2008, the first two quarters of silver production should be relatively flat, as the new capital projects get underway. However, silver production should jump in Q3 and Q4 of 2009, as the three new mines now under development at Guanacevi are expected to enter into production this year.

At Guanacevi, after four years of rising production from the Porvenir mine, management plans to bring into production the Alex Breccia, Santa Cruz, and Porvenir Dos ore-bodies in 2009. A new mining contractor commenced work in January to accelerate the development of the three new mines. To view the Guanacevi Mines Project, please visit the Endeavour website: http://www.edrsilver.com/s/Guanacevi.asp.

As a result of the 2008 capital programs and the depreciation of the Mexican peso relative to the US dollar, the cash cost of production fell to an estimated US$7.50 per oz in Q4 2008. In 2009, management expects cash costs to average US$7.50-$8.00 per oz and to decline further as production ramps up by year-end. Assuming the average price of silver is US$12.50-$13.00 in 2009, Endeavour should generate in the order of US$12 to $16 million in mine operating cash-flow this year.

In 2009, Endeavour plans to invest up to US$16.8 million in capital projects, with the focus once again on Guanacevi, where US$14.9 million has been allocated, mainly on new mine development (US$8.5 million), related mining equipment and facilities (US$4.9 million) and plant improvements (US$1.4 million). Approximately US$1.9 million is to be invested at Guanajuato to develop certain of the newly discovered mineralized zones (US$1.5 million) and expand the plant to 600 tpd (US$0.5 million). To view the Guanajuato Mines Project, please click here: http://www.edrsilver.com/s/BolanitosMine.asp.

Upon completion of the 2009 capital expansion projects, the Guanacevi mines production is scheduled to reach 1000 tonnes per day (tpd), and the Guanajuato mines production is scheduled to reach 600 tonnes per day (tpd). The next phase of organic growth for Guanacevi and Guanajuato should see the mine and plant capacities rise to 1200 tonnes per day (tpd) at Guanacevi and 800 tonnes per day (tpd) at Guanajuato in 2010-2011.

As a result of the recently closed CA$14 million (US$11 million) convertible debenture offering, Endeavour is now well-positioned for both organic and acquisition growth in 2009. The offering was well over-subscribed and the Company now has US$15 million in working capital, some of which will be used to evaluate merger and acquisition opportunities.

Endeavour Silver Corp. (EDR: TSX, EXK: NYSE-A, EJD: DBFrankfurt) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since acquiring the Guanacevi Mines project in 2004, Endeavour has posted four consecutive years of aggressive silver production and reserve growth.  The expansion programs now underway at Endeavour’s two operating mines, Guanacevi in Durango State and Guanajuato in Guanajuato State should facilitate Endeavour’s continued growth into a mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke at Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2009, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital  and the use of proceeds from the Company’s recent financing. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.